Mail Stop 3561

November 4, 2008

David C. Benoit
Chief Financial Officer
Connecticut Water Service, Inc.
93 West Main St.
Clinton, Connecticut 06413

  Re: **Connecticut Water Service, Inc.**
    Registration Statement on Form S-3
    Filed October 8, 2008
    File No. 333-153910
    Form 10-K for Fiscal Year Ended December 31, 2007
    Filed March 17, 2008
    Definitive Proxy Statement on Schedule 14A
    Filed April 4, 2008
    Form 10-Q for Fiscal Quarter Ended March 31, 2008
    Filed May 12, 2008
    Form 10-Q for Fiscal Quarter Ended June 30, 2008
    Filed August 8, 2008
    File No. 000-08084

Dear Mr. Benoit:

  We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please be advised that we will be unable to accelerate effectiveness of any Securities Act filing of the company until the outstanding comments on the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 have been resolved.

Documents We Incorporate By Reference, page 1

2. In the list of current reports on Form 8-K, please include the report filed on January 17, 2008 or explain to us why it was not included.

Signatures, page II-7

3. Please amend the signature page of the registration statement to identify the company's principal accounting officer.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business, page 4

Segments of Our Business, page 8

4. In future filings, please provide the information required by Item 101(b) of Regulation S-K with respect to each of the company's reporting segments.

5. In future filings, please expand the description of the company's Linebacker program to include a description of the service plan and its cost.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Executive Overview, page 19

6. Please expand the discussion of the company's "new strategy" in future filings so that it is clear why this strategy will result in more frequent requests for rate relief.

Regulatory Matters and Inflation, page 20

7. Please quantify in future filings the costs of compliance with environmental and water quality regulations. Please disclose the cost of compliance during the year ended December 31, 2007.

Financial Condition, page 22
Liquidity and Capital Resources, page 22

8.   In future filings, please provide a discussion of the company's operating cash flows, including any material changes in the underlying drivers of such cash flows and any known trends or uncertainties with respect to such cash flows. See SEC Release No. 33-8350 (December 29, 2003), available at http://www.sec.gov/rules/interp/33-8350.htm.

9.   In future filings, please expand the discussion of your financing plans for the 2008 construction budget to disclose whether the mix of sources will change significantly from past years in terms of the percentage each source is expected to contribute to the total budget.

Exhibits 31.1 and 31.2

10.   In future filings, please revise the certificates required pursuant to Item 601(b)(31) of Regulation S-K to include the executive officers' title underneath his signature. Please note that while you are permitted to omit the officer's title in the first line of the certificate, it is required in the signature block.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 18
IV. The Reasons Why the Company Chooses Each Element of the Program, page 19

11.   We note the disclosure on page 19 that the company sets base salary based on "competitive market median levels." In future filings, please disclose whether the company engages in benchmarking, and if so, please disclose the benchmark and its components.

VI. How Each Element and the Company's Decisions Fit into the Company's Overall Compensation Objectives, page 20

12.   We note the disclosure on page 21 that 30% of the annual and long term incentives are based on "corporate initiatives." In future filings, please provide a description of what corporate initiatives are and provide examples. Please also disclose the corporate initiatives on which performance compensation was based during the most recent fiscal year.

13.   Please provide a brief discussion in future filings of retirement benefits, perquisites and change of control benefits that are payable to the named executive officers. Please explain how these elements fit into the company's "Total Pay Program" and how amounts payable under these programs are determined.

Change in Control Agreements, page 26

14.   For each of the tables beginning on page 28, in future filings, please include a row that provides the total compensation that could be received under each of the termination scenarios presented.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008
Form 10-Q for the Fiscal Quarter Ended June 30, 2008
Item 4. Controls and Procedures

15.   In future filings, please revise your disclosure to remove the limitation "in all material respects" from your conclusion regarding the evaluation of disclosure controls and procedures.

******

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filings include all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Edward B. Whittemore
        Murtha Cullina LLP